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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 0-20919
                                               Cusip Number: 03061J 10 8

(Check One): / / Form 10-K  /  / Form 20-F  /  / Form 11-K  /X/ Form 10-Q
            /  / Form N-SAR

For Period Ended:  June 30, 1996

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   Not Applicable
                                                 -------------------

PART I - REGISTRANT INFORMATION

                      AMERICAS GAMING INTERNATIONAL, INC.
                      ----------------------------------
                           Full Name of Registrant


                                Not Applicable
                          -------------------------
                          Former Name if Applicable


                           690 South Rock Boulevard
          ---------------------------------------------------------
          Address of Principal Executive Office (Street and Number)


                              Reno, Nevada 89502
                           ------------------------
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;

            /X/   (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The delay in filing the Form 10-Q is due to the fact that the Company will need to comply with the comments received by the Staff pursuant to letter dated July 23, 1996 relating to the Company's 10-KSB for the fiscal year ended December 31, 1995 and the Company's Form 10-QSB for the quarter ended March 31, 1996, prior to preparation and filing of its Form 10-QSB for the quarter ended June 30, 1996. Compliance with such comments will require revisions to the Company's financial statements on a historical basis, as well as going forward basis. Management of the Company and the Company's Accountants are in the process of amending the financial statements, and the Company expects to file its Form 10-Q for the quarter ended June 30, 1996 on or before August 19, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Vincent Brian Balik        (702)                   856-4005
       -------------------------------------------------------------------------
       (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

                                /X/ YES / / NO


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                /X/ YES / / NO

       If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                     AMERICAS GAMING INTERNATIONAL, INC.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 1996                 By: /s/ Vincent Brian Balik
     ------------------------          -----------------------------------------
                                              Vincent Brian Balik
                                              Vice President-Finance
                                              (Chief Financial Officer)







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